15046761

*AB 3/4

SEC Mail Processing Section

FEB 27 2015

Washington DC 402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FS2 Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 Rouse Blvd.
(No. and Street)

Philadelphia	PA	19112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann Marie Rafferty — 215-495-1168
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

751 Arbor Way, Suite 200	Blue Bell	PA	19422
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/5/15

FS^2 Capital Partners, LLC

Statement of Financial Condition
December 31, 2014

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

OATH OR AFFIRMATION

I, Michelle M. Logue, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FS2 Capital Partners, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Compliance Officer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
CATHERINE HAYTON, Notary Public
City of Philadelphia, Phila. County
My Commission Expires May 19, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FS^2 Capital Partners, LLC

Contents

McGladrey

Report of Independent Registered Public Accounting Firm

To the Member
FS^2 Capital Partners, LLC
Philadelphia, Pennsylvania

We have audited the accompanying statement of financial condition of FS^2 Capital Partners, LLC (the Company) as of December 31, 2014 and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of FS^2 Capital Partners, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

McGladrey LLP

Blue Bell, Pennsylvania
February 18, 2015

FS² Capital Partners, LLC
Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	9,860,419
Accounts receivable		944,820
Due from affiliates		291,188
Prepaid expenses		856,055
Property and equipment, net of accumulated depreciation of $395,946		501,203
Total assets	$	12,453,685
Liabilities and Member's Equity		
Liabilities		
Due to affiliate	$	2,364,308
Accounts payable and accrued expenses		3,138,365
Total liabilities		5,502,673
Commitments and Contingencies (Note 4)		
Member's Equity		6,951,012
Total liabilities and member's equity	$	12,453,685

See Notes to Financial Statement.

Note 1. Organization, Description of the Business, and Summary of Significant Accounting Policies

Organization: FS² Capital Partners, LLC (the "Company") was formed in the State of Delaware on July 16, 2007. The Company received its registrations/licenses from the U.S. Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority, Inc. ("FINRA") on December 14, 2007.

Description of the Business: The Company is registered with the SEC and FINRA as a broker-dealer. The Company is the affiliated broker-dealer and a wholly-owned subsidiary of Franklin Square Holdings, L.P. ("Holdings") and serves as the dealer manager in connection with the sale of shares by FS Energy and Power Fund ("FSEP"), FS Investment Corporation III ("FSIC III"), FS Global Credit Opportunities Fund—A ("FSGCO—A") and FS Global Credit Opportunities Fund—D ("FSGCO—D," and together with FSGCO—A, "FSGCO"), and served as the dealer manager in connection with the sale of shares by FS Investment Corporation II ("FSIC II" and, collectively with FSEP, FSIC III, FSGCO—A and FSGCO—D, the "Funds"), in their public offerings of shares. The Company may serve as the dealer manager in connection with offerings by other entities sponsored by Holdings. FSIC II closed its continuous public offering of shares to new investors in March 2014. The Company will not custody customer accounts and does not refer or introduce customers to other brokers and dealers.

Rule 15c3-3 Exemption: The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company must carry no margin accounts, promptly transmit all customer funds received, not otherwise hold funds or securities for, or owe money or securities to, customers and effectuate all financial transactions through one or more designated bank accounts.

A computation of reserve requirement is not applicable as the Company qualifies for exemption set forth in Rule 15c3-3(k)(2)(i) promulgated under the Exchange Act.

A summary of the Company's significant accounting polices is as follows:

Cash and Cash Equivalents: The Company considers all cash balances and highly liquid investments with original maturities of three months or less to be cash equivalents.

Property and Equipment: Property and equipment are stated at cost. Equipment is depreciated over its estimated useful life of 3 to 5 years using the straight-line method.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk: The Company maintains cash balances at financial institutions which, at various times during the year, exceed the threshold for insurance coverage provided by the Federal Deposit Insurance Corporation ("FDIC"). The Company mitigates its risk relative to cash by maintaining relationships with what management believes to be high quality financial institutions.

Income Taxes: The Company, with the consent of its member, has elected to be taxed under sections of federal and state income tax law which provide that, in lieu of corporation income taxes, the Company's items of income, deductions, losses and credits are allocated fully to the member. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. With few exceptions, the

Note 1. Organization, Description of the Business, and Summary of Significant Accounting Policies (Continued)

Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for the years before 2011.

Recent Accounting Pronouncements: In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. The accounting guidance defines how companies report revenue from contracts with customers, and also requires enhanced disclosures. The guidance will be effective January 1, 2017. The Company has not yet determined the impact from adoption of this new accounting pronouncement to the financial statements.

Subsequent Events: The Company has evaluated the impact of subsequent events (events occurring after December 31, 2014) through February 18, 2015 which represents the date the financial statements were issued.

Note 2. Related Party Transactions

Holdings may provide personnel and administrative services to the Company for which Holdings is entitled to reimbursement. Amounts related to these services were $2,364,308 at December 31, 2014 and $2,668,834 at December 31, 2013 and are included in due to affiliate on the statements of financial condition.

Note 3. Property and Equipment

Property and equipment consists of the following:

	2014	2013
Computer equipment	$ 519,183	$ 332,338
Furniture and fixtures	261,300	257,724
Leasehold improvements	116,666	26,207
Less accumulated depreciation	(395,946)	(199,954)
	$ 501,203	$ 416,315

Note 4. Commission Expenses

Wholesalers of the Company receive up to 50 basis points on the gross equity capital raised on behalf of the Funds during their offering stage excluding shares issued pursuant to the Funds' distribution reinvestment plans. In addition, certain management personnel of the Company receive commissions of up to 5 basis points on all gross equity capital raised. At December 31, 2014, $763,050 of commissions were unpaid and are included in accounts payable and accrued expenses on the statement of financial condition.

Note 5. Commitments and Contingencies

Legal and Other Loss Contingencies: The Company is not currently subject to any material legal proceedings, nor, to its knowledge, is any material legal proceeding threatened against the Company. From time to time, the Company may be a party to certain legal proceedings in the ordinary course of business. While the outcome of these legal proceedings cannot be predicted with certainty, the Company does not expect that these proceedings will have a material effect upon its financial condition or results of

Note 5. Commitments and Contingencies (Continued)

operations. Accordingly, no provision for any legal or other loss contingencies has been made in the financial statements.

Leasing Activities: The Company currently leases office space in Philadelphia, Pennsylvania from Holdings under an operating lease agreement which expires September 30, 2018. During 2014, Holdings entered into an operating lease agreement for new office space at the Philadelphia Navy Yard set to commence in February 2015. The Company will lease a portion of the new space and all previous lease agreements between the Company and Holdings will be terminated without penalty. The Company also leases office space in Orlando, Florida to an unrelated party under an operating lease agreement which expires March 31, 2021. Future aggregate minimum lease payments are as follows:

Years Ending December 31,	
2014	$ 496,177
2015	600,971
2016	761,464
2017	792,298
2018	810,878
Thereafter	3,614,238
	$ 7,076,026

Wholesaler Bonus Plan: Effective January 1, 2012, the Company adopted the FS² Capital Partners, LLC Wholesaler Bonus Plan (the "Plan") for the benefit of qualifying full-time employees of the Company, pursuant to which certain qualifying employees are eligible to receive performance-based awards in the form of cash or shares of an investment product sponsored by Holdings. Subject to limited exceptions, participants are not entitled to receive any award under the Plan unless they are employed by the Company on the date that the award is delivered. Bonuses under the Plan are awarded at the Company's discretion. There were no bonuses awarded under the Plan for the year ended December 31, 2014. Cash awards are recognized as compensation expense in the year granted. Share awards are recognized as compensation expense ratably over the vesting period. The Company expects to recognize the 2013 and 2012 share awards in compensation expense during the years 2015 – 2017 as follows:

	Share Awards Granted in			
Years Ending December 31,	2014	2013	2012	Total
2015	$ —	$ 148,529	$ 140,976	$ 289,505
2016	—	148,529	—	148,529
2017	—	—	—	—
	$ —	$ 297,058	$ 140,976	$ 438,034

Note 6. Net Capital Requirement

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $4,699,413 which was

Note 6. Net Capital Requirement (Continued)

$4,332,568 more than required net capital of $366,845 at December 31, 2014. The Company's ratio of aggregate indebtedness to net capital was 1.17 to 1 at December 31, 2014.